                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2004
                      -------------


                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F ____
                                  ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____      No  X
                                                ---

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Exhibit 99.1

Tentative Key Consolidated Financial Figures of Woori Finance Holdings Co., Ltd.
                                    for 2003

The tentative key consolidated financial figures of Woori Finance Holdings Co., Ltd. for 2003 are as follows.

Key Figures

(units: millions of KRW)
--------------------------------------------------------------------------------
      Item                       FY2003            FY2002           Change
--------------------------------------------------------------------------------
Operating Income                 104,424           96,240             8.5%
--------------------------------------------------------------------------------
Net Operating Income               1,099            7,153           (84.6)%
--------------------------------------------------------------------------------
Ordinary Income                    2,313            4,549           (49.2)%
--------------------------------------------------------------------------------
Net Profit                           565            5,916           (90.4)%
--------------------------------------------------------------------------------

The figures above are subject to adjustments in the future following an external audit and the general shareholders' meeting.

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Exhibit 99.2

       Capital Injection into Woori Credit Card by Woori Finance Holdings

The Board of Directors of Woori Finance Holdings resolved to approve a capital injection in the amount of KRW800 billion into Woori Card.

Key Details

     .  Reason Behind Capital Injection

     The capital injection of Woori Card will be carried out in order to maintain Woori Bank's capital adequacy position after the merger.

     .  Capital Injection Amount

     KRW800,000,000,000

     .  Capital Injection Timing

      The capital injection will be executed prior to the merger of Woori Card into Woori Bank, which is will be completed on March 31, 2004

     .  Woori Card's Common Stock Base

     KRW2,013,000,000,000

The figures above are subject to adjustments in the future following an external audit and the general shareholders' meeting.

Exhibit 99.3

   Tentative Key Consolidated Financial Figures of Woori Credit Card Co., Ltd.
                                    for 2003

The tentative key consolidated financial figures of Woori Credit Card Co., Ltd. for 2003 are as follows.

Key Earnings Figures

(units: millions of KRW)
------------------------------------------------------------------------------------------------------
        Item              FY2003        FY2002       Change                Reason(s)
------------------------------------------------------------------------------------------------------
Revenue                    983,899      915,039        68,860
------------------------------------------------------------------------------------------------------
Ordinary income (loss)  (1,199,611)    (151,419)   (1,048,192)  Increased principally from higher
                                                                levels of provisions and write-offs
                                                                with respect to increased
                                                                delinquencies on outstanding card
                                                                receivables
------------------------------------------------------------------------------------------------------
Net profit (loss)       (1,320,571)    (151,419)   (1,169,152)  Increased principally from higher
                                                                levels of provisions and write-offs
                                                                with respect to increased
                                                                delinquencies on outstanding card
                                                                receivables
------------------------------------------------------------------------------------------------------

The figures above are subject to adjustments in the future following an external audit and the general shareholders' meeting.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Woori Finance Holdings Co., Ltd.
                                              ----------------------------------
                                              (Registrant)


    Date: February 12, 2004                   By: /s/ Won Gihl Sohn
                                              ----------------------------------
                                              (Signature)

                                              Name:  Won Gihl Sohn
                                              Title: Managing Director